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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			    Network Express, Inc.
			                     (Name of Issuer)
				                      Common Stock
			              (Title of Class of Securities)

                     				  64120T107
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				August 5, 1996
       	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  64120T107

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			None

	                 	8       SHARED VOTING POWER:

                               			None

	                 	9       SOLE DISPOSITIVE POWER:

                               			None

	                	10      SHARED DISPOSITIVE POWER:

                               			None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		None

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             			0.0

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Network Express, Inc. (the "Issuer").

 Item 3:  Source and Amount of Funds or Other Consideration

    	The aggregate amount of funds used in making the purchases of 12,500 shares of Common Stock of the Issuer referred to in Item 5(c) hereof was approximately $92,565.50.00.


Item 5:  Interest in Securities of the Issuer (as of 8/5/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On August 2, 1996, Cabletron Systems completed its acquisition of Network
     Express, Inc.  Pursuant to the terms of the acquisition, Network holders would receive .1388 Cabletron shares for each Network Express share owned.  On August 5, 1996, Bear Stearns exchanged its holdings of
     Network Express, Inc. pursuant to the above noticed agreement.
     Accordingly, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 5, 1996.
     Issuer on July 1, 1996.







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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  August 7, 1996                             BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director



                            APPENDIX I
                            BEAR, STEARNS & CO. INC.


                            Network Express, Inc.
                            Trading from 7/26/96 through 8/5/96

     DATE          QUANTITY           DESCRIPTION        PRICE / ENTRY  AMOUNT

    8/5/96        529,468        Network Express, Inc.   EXCHANGED
    7/31/96        1,000         Network Express, Inc.    7.625      7,625.00
    7/30/96          300         Network Express, Inc.    8.1250     2,437.50
    7/30/96        1,000         Network Express, Inc.    8.1250     8,125.00
    7/30/96        1,000         Network Express, Inc.    8.0000     8,000.00
    7/30/96        1,000         Network Express, Inc.    7.7850     7,785.00
    7/30/96        1,000         Network Express, Inc.    8.1250     8,125.00
    7/30/96        2,000         Network Express, Inc.    8.1250     16,250.00
    7/30/96        2,000         Network Express, Inc.    8.1250     16,250.00
    7/30/96        1,000         Network Express, Inc.    8.1250     8,125.00
    7/30/96        1,000         Network Express, Inc.    8.1250     8,125.00